Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

We have read Item 4.01 of Form 8-K/A dated March 29, 2021 of Eagle Bancorp, Inc. and are in agreement with the statements contained therein with respect to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
March 29, 2021